Exhibit 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS ON PREFERRED STOCK

AND LOSSES ON PURCHASES OF PREFERRED STOCK

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Computation of earnings:
Income (loss) before income taxes	$388,134	$292,529	$100,827	$179,807	$(338,105)
Add:
Fixed charges (as computed below)	801,826	762,657	727,472	620,871	600,295
Subtract:
Interest capitalized	(2,985)	(1,832)	(2,335)	(265)	—

	$1,186,975	$1,053,354	$825,964	$800,413	$262,190

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	491,581	491,041	491,184	404,968	406,222
Amortized premiums, discounts and capitalized expenses related to indebtedness	81,710	98,589	109,860	102,883	84,047
Interest capitalized	2,985	1,832	2,335	265	—
Interest component of operating lease expense	225,550	171,195	124,093	112,755	110,026

Fixed charges	801,826	762,657	727,472	620,871	600,295
Dividends on preferred stock and losses on purchases of preferred stock	43,988	11,363	2,629	22,940	20,806

Combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	$845,814	$774,020	$730,101	$643,811	$621,101

Ratio of earnings to fixed charges	1.5	1.4	1.1	1.3	—

(Deficiency) excess of earnings to cover fixed charges	$385,149	$290,697	$98,492	$179,542	$(338,105)

Ratio of earnings to combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	1.4	1.4	1.1	1.2	—

(Deficiency) excess of earnings to cover fixed charges and preferred stock dividends and losses on purchases of preferred stock	$341,161	$279,334	$95,863	$156,602	$(358,911)